FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-2528
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                           POCONO HOTELS CORPORATION
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             (Exact name of registrant as specified in its charter)


                               1209 Orange Street
                              Wilmington, DE 19801
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          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                           Common Stock, no par value
            Preferred Stock, par value $100 per share, 7% cumulative
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            (Title of each class of securities covered by this Form)


                                      N/A
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           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       [ ]      Rule 12h-3(b)(1)(ii)      [X]
           Rule 12g-4(a)(1)(ii)      [X]      Rule 12h-3(b)(2)(i)       [ ]
           Rule 12g-4(a)(2)(i)       [ ]      Rule 12h-3(b)(2)(ii)      [ ]
           Rule 12g-4(a)(2)(ii)      [ ]      Rule 15d-6                [ ]
           Rule 12h-3(b)(1)(i)       [ ]

         Approximate number of holders of record as of the certification or notice date: 386 persons held of record the Common Stock; 408 persons held of record the Preferred Stock.

         Pursuant to the requirements of the Securities Exchange Act of 1934 Pocono Hotels Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: November 5, 1996                  By: /s/Charles F. Hewson
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                                           Charles F. Hewson
                                           Controller